U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


SEC FILE NUMBER
1-5555
CUSIP NUMBER
949476105
[X] Form 10-Q and Form 10-QSB

For Period Ended:   Fiscal quarter ending March 28, 1998

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the notification  related to a portion of the filing checked above,  identify the item(s) to which the notification relates: N/A
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Part 1-Registrant Information

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Full Name of Registrant       Wellco Enterprises, Inc.
                              P. O. Box 188, 150 Westwood Circle
                              ( Address of Principal Executive Office)
                              Waynesville, NC 28786
                              (City, State and Zip Code)

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Part III- Narrative

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Stated  below is the  reason  why  Form  10-Q  could  not be  filed  within  the prescribed period:

         On April 3, 1998, the Registrant executed an agreement providing for its supplying certain information to an agency of the United States Government in support of the Registrant's claim relating to a dispute with that agency over certain action taken by that agency which was detrimental to the Registrant. All data needed to support the accounting for this claim was not available until May 12, 1998, the due date for this Form 10-Q. This did not allow enough time for the Registrant to complete the accounting and disclosure related to this claim. The form 10-Q will be filled on May 14, 1998.






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Part IV-Other Information

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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification is David Lutz, 828-456-3545, extension 102.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [ x ] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [ x ] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The income statement for the fiscal quarter ended March 28, 1998 will include an item of income for this claim. This will have the affect of making this quarters net income significantly greater then the prior year fiscal quarter. In the prior year quarter, the Registrant had a loss.

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Wellco Enterprises, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    May 13, 1998                                           By/s/ David Lutz
                                                           David Lutz, President





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